UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

CENTEX VENTURES PROFIT SHARING AND RETIREMENT PLAN

(Full title of plan)

Commission File No. 1-6776

CENTEX CORPORATION

2728 N. Harwood
Dallas, Texas 75201

(Name of issuer and address of principal executive offices)

Centex Ventures Profit Sharing and Retirement Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Contents

Unaudited Financial Statements

Centex Ventures Profit Sharing and Retirement Plan

Statements of Net Assets Available for Benefits

(unaudited)

	December 31,
	2004	2003
Assets
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	$1,127,146	$910,314
Participant loans	—	8,562
Employer contribution receivable	17,742	—

Net assets available for benefits	$1,144,888	$918,876

See accompanying notes.

Centex Ventures Profit Sharing and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004
(unaudited)

Additions:
Employer contributions	$92,841
Participant contributions	179,582
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	105,380
Interest income on participant loans	180

Total additions	377,983

Deductions:
Distributions to participants	102,027
Administrative expenses	118

Total deductions	102,145

Transfer from the Profit Sharing and Retirement Plan of Centex Corporation	82,385
Transfer to the Profit Sharing and Retirement Plan of Centex Corporation	(132,211)

Net increase in net assets available for benefits	226,012

Net assets available for benefits:
Beginning of year	918,876

End of year	$1,144,888

See accompanying notes.

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements

December 31, 2004
(unaudited)

1. Description of the Plan

The following description of the Centex Ventures Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established January 1, 2002 and amended and restated effective January 1, 2002, is a defined contribution retirement plan covering eligible employees of certain Affiliated Business Arrangements (ABAs or the Participating Employers) of Centex Corporation (the Company), which have adopted the Plan with the Company’s consent. The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has two distinct types of eligible employees, (1) employees eligible to participate in the employer profit sharing contributions or (2) employees eligible to participate in employer matching contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain salaried employees of the Participating Employers participate in profit sharing the first day of the month following one year of service, as defined. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked at least 1,000 hours, ending on the first anniversary of the employee’s date of hire. Commission and certain salaried employees of the Participating Employers participate in matching contributions on the date the employee first performs for the employer an hour of service, as defined.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Transfers between the Plan and the Profit Sharing and Retirement Plan of Centex Corporation were due to transfers of employment between the Company and the ABAs.

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $41,000, whichever is less) for 401(k) contributions, Participating Employers’ contributions and voluntary (after-tax) contributions on a combined basis.

Participating Employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and compensation. Participating Employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. In September 2004, the Participating Employers made a $10,378 qualified non-elective contribution to the Plan. Forfeitures may be used to reduce Participating Employer matching contributions, Participating Employer profit sharing contributions or administrative expenses of the Plan. During the year ended December 31, 2004, participants forfeited $15,519, which will be used to reduce employer contributions paid during the year ended December 31, 2005. No forfeitures were used to reduce employer contributions paid during the year ended December 31, 2004.

Participants direct the investment of their accounts into various registered investment company funds, common collective trusts or the Centex Common Stock Fund (the CCSF), a unitized stock fund.

Participants may allocate up to 15% of Participating Employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Vesting

The Plan has several vesting provisions that vary based upon the type of employer contribution, or in certain instances a participant’s Participating Employer. Participants should refer to the Plan document for a more complete description of these provisions.

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

Participant Loans

Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum, with Committee authorization and for approved events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at prime plus 2.0% and are repayable to the Plan within five years. There were no outstanding participant loans for the year ended December 31, 2004.

Distributions to Participants

Distribution of an active participant’s entire account balance is permitted upon a participant’s retirement, death or disability. A participant is eligible for early retirement upon the attainment of age 55 and the completion of at least 15 years of service, as defined. In the event of termination of service of any participant for any reason other than retirement, death or disability, a participant shall, subject to further provisions of the Plan, be entitled to receive the vested portion of his or her account balance. A participant may also receive a distribution to satisfy a financial hardship meeting the requirements of Internal Revenue Service (IRS) regulations.

Distributions to participants are paid in a lump sum, a direct rollover or in certain instances in installment payments. A participant who retires and has 10 years of service, as defined may elect to receive a distribution of his or her account in quarterly, semi-annual or annual installment payments over a specified term of 10 years or less, as elected by the participant.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Profit Sharing and Retirement Plan of Centex Corporation Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Corporation and prior to January 30, 2004, certain assets of plans sponsored by Eagle Materials Inc., formerly known as Centex Construction Products, Inc. (Affiliate Plans). The Plan and Affiliate Plans have an undivided interest in the Master Trust. The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee), which is held accountable by and reports to the Committee.

On January 30, 2004, the Company spun off its entire equity interest in Eagle Materials Inc. Effective January 30, 2004, assets of plans sponsored by Eagle Materials Inc. amounting to $17,238,897 included in the Centex Corporation Master Trust were transferred to a separate master trust maintained by Eagle Materials Inc.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of investments held by common collective trusts is determined based on published market prices when available or the Trustee’s estimates of fair value when quoted market prices are not available. The investment in the unitized stock fund is determined by the value of the underlying common stock combined with the short-term cash position. The fair value of the common stock portion of the funds is based on the closing price of the common stock on its primary exchange. The short-term cash position of the unitized stock fund is

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

recorded at cost, which approximates fair value. Participant loans are recorded at carrying value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2004, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.

Distributions to Participants

Distributions to participants are recorded when paid.

3. Interest in the Master Trust

At both December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 0.2%. Investments held in the Master Trust as of December 31, 2004 and 2003, were as follows:

	2004	2003

Registered Investment Companies	$224,439,577	$191,169,744
Common Collective Trusts	221,036,051	187,516,397
Centex Common Stock Fund	73,773,351	63,579,778

Total	$519,248,979	$442,265,919

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

Investment income in the Master Trust for the year ended December 31, 2004, was as follows:

Net appreciation in Registered Investment Companies	$20,022,175
Net appreciation in Common Collective Trusts	17,131,886
Net appreciation in Centex Common Stock Fund	13,690,378
Dividend and interest income	5,977,403

$56,821,842

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated September 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. However, the Company and the Plan’s counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Related Party Transactions

Plan investments of $969,834 and $767,120 at December 31, 2004 and 2003, respectively, are shares of registered investment companies and common collective trusts managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Centex Ventures Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

6. Reconciliation to Form 5500

As of December 31, 2004 and 2003, the Plan had $874 and $2,804, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 to be filed by the Company:

	December 31,
	2004	2003

Net assets available for Plan benefits per the financial statements	$1,127,146	$918,876
Amounts allocated to withdrawing participants	(874)	(2,804)

Net assets available for Plan benefits per Form 5500	$1,126,272	$916,072

The following reconciles distributions to participants per the financial statements to Form 5500 to be filed by the Company for the year ended December 31, 2004:

Distributions to participants per the financial statements	$102,027
Less: Amounts allocated to withdrawing participants at December 31, 2003	(2,804)
Add: Amounts allocated to withdrawing participants at December 31, 2004	874

Distributions to participants per Form 5500	$100,097

7. Subsequent Event

On May 12, 2005, the Board of Directors of the Company approved an employee profit sharing contribution to the Plan in the amount of $13,447, net of forfeitures applied, which was remitted to the Master Trust on May 19, 2005.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Centex Ventures Profit Sharing and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTEX VENTURES PROFIT SHARING AND RETIREMENT PLAN
Date: June 24, 2005	By:	/s/ Michael S. Albright
Michael S. Albright
Member, Administrative Committee

INDEX TO EXHIBIT

Centex Ventures Profit Sharing and Retirement Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference
32	Certification of the Administrative Committee Member of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith